06037396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number: 333-14024 1-9216

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hanson Building Materials America Retirement Savings and Investment Plan for Collectively Bargained Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hanson Building Materials America, Inc.
Monmouth Shores Corporate Park
1333 Campus Parkway
Neptune, NJ 07753

ANNUAL REPORT ON FORM 11-K
ITEM 4
AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Hanson Building Materials America
Retirement Savings and Investment Plan for
Collectively Bargained Employees
December 31, 2005

Audited Financial Statements and Supplemental Schedule

Hanson Building Materials America
Retirement Savings and Investment Plan
for Collectively Bargained Employees

The following financial information of the Plan is submitted herewith:

Audited Financial Statements

Supplemental Schedule

ERNST & YOUNG LLP

MetroPark
99 Wood Avenue South
P.O. Box 751
Iselin, New Jersey 08830-0471

Phone: 732 516 4200
www.ey.com

Report of Independent Registered Public Accounting Firm

Retirement Plans Committee
Hanson Building Materials America Inc.

We have audited the accompanying statements of net assets available for benefits of the Hanson Building Materials America Retirement Savings and Investment Plan for Collectively Bargained Employees as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

MetroPark, New Jersey
June 26, 2006

Hanson Building Materials America
Retirement Savings and Investment Plan
for Collectively Bargained Employees

Statements of Net Assets Available for Benefits

	December 31	
	2005	2004
Assets		
Beneficial interest in the Hanson Building Materials America Retirement Savings and Investment Trust, principally at fair value, except for the fixed income fund at contract value	$11,143,646	$ 9,783,667
Participant loans receivable	784,079	639,513
Net assets available for benefits	$11,927,725	$10,423,180

See accompanying notes.

Hanson Building Materials America
Retirement Savings and Investment Plan
for Collectively Bargained Employees

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2005	2004
Net assets available for benefits at beginning of year	$10,423,180	$ 6,945,798
Additions:		
Participants' contributions	1,069,595	860,036
Employer contributions	334,561	255,780
Trust to trust transfers	311,706	2,475,132
Net increase resulting from investment in the Hanson Building Materials America Retirement Savings and Investment Trust	661,386	648,658
	12,800,428	11,185,404
Deductions:		
Distributions to participants	(848,592)	(751,717)
Administrative expenses	(12,996)	(10,507)
Trust to trust transfers	(11,115)	–
	(872,703)	(762,224)
Net assets available for benefits at end of year	$11,927,725	$10,423,180

See accompanying notes.

Hanson Building Materials America
Retirement Savings and Investment Plan
for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2005

1. Summary of Significant Accounting Policies

Effective March 1, 2001, the Hanson Building Materials America Retirement Savings and Investment Plan for Collectively Bargained Employees (the "Plan") became a participant in the Hanson Building Materials America Retirement Savings and Investment Trust (the "Trust") as described in Note 6. The change in the Plan's beneficial interest in the Trust resulting from investment activity is comprised of the Plan's share of interest, dividends, net realized gains and losses and unrealized appreciation or depreciation of the related Trust's assets, which are maintained by the Trustee in separate accounts representing the Plan's equitable share in the Trust. Such equitable share is used solely for the payment of benefits, expenses and other charges properly allocable to the Plan.

The accounting records of the Plan and the Trust are maintained on the accrual basis of accounting. The investments of the Plan and Trust are recorded in the financial statements of the Plan and Trust at fair value, except for the fixed income fund which is recorded at contract value (see Note 6).

Trustee fees and costs and expenses incurred with regard to the purchase, sale and transfer of securities in connection with the operation of the Trust are allocated to the participating plans. Commissions for transactions in the BrokerageLink Fund are added to the purchase price of a security and deducted from the proceeds of a sale of a security within the applicable participant's account. Hanson Building Materials America (the "Company" or "Employer") is the Plan Sponsor.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

The Company pays substantially all administrative expenses.

2. Description of the Plan

General

The Plan is a defined contribution plan established to encourage and assist employees in saving and investing payroll withholdings for purposes of receiving retirement benefits.

The following information is included as a general description of the Plan. For more detailed information, the "Plan Document" is available at the Company and the Hanson Building Materials America's Corporate Office.

Participation

Participation in the Plan is available to certain employees of the Company covered by a collective bargaining agreement under which the agreement specifically provides for participation and who are at least 21 years of age and who have worked at least 500 hours during a consecutive 6 month period.

Employee Contributions

The Plan provides for self-directed investment programs with separate funds within the Trust. All assets are invested in the Trust. Participants in the Plan contribute pre-tax dollars. The maximum pre-tax employee contribution allowed was $14,000 and $13,000 in 2005 and 2004, respectively.

The majority of the participants of the Plan can authorize a payroll deduction of 1% to 17% of wages in 1% increments into the Plan.

Employer Contributions

Participants belonging to the various unions receive Company matching contributions in accordance with the provision of their respective collective bargaining agreements. Employer matching contributions follow participant contribution elections.

2. Description of the Plan (continued)

Vesting

Participant contributions and earnings on those contributions are always 100% vested.

Participants belonging to the various unions become vested in Company contributions in accordance with the provision of their respective collective bargaining agreements. Forfeitures of non-vested Employer contributions reduce future Employer contributions. Forfeitures totaled $4,300 and $7,418 in 2005 and 2004, respectively.

Hardship Withdrawal

Participants are permitted to make hardship withdrawals if certain criteria are met. Generally, only one withdrawal is allowed in any 12 month period.

Loans

Participants can borrow against their account balance. The minimum amount a participant may borrow is $1,000. Total loans to a participant generally cannot exceed the lesser of $50,000 or 50% of their account balance. The amount of any loan will be withdrawn in a ratio that is proportionate to the participant's balance in each investment fund. Loans shall bear interest at the prime lending rate (at the date of the loan) plus 1% and are repayable within 5 years from the date of borrowing with the exception of loans used to acquire a primary residence over a period determined by the HBMA Retirement Plans Committee.

As loans are repaid, both the principal and interest are deposited to the participant's current investment fund elections. The vested portion of a participant's investment account is pledged as collateral for the loan.

2. Description of the Plan (continued)

Federal Income Taxes

Participants are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Employer until such time that their participating interest is distributed to them, provided that the Plan retains its qualified status (see Note 8).

Plan Termination

Although the Plan Sponsor has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA. In the event of termination, participants affected automatically become vested to the extent of the balances in their individual accounts.

3. Trust to Trust Transfers

In July 2004, the Kaiser Cement Collective Bargaining Unit 401(k) Plan was merged into the Plan. In connection with the merger, net assets totaling approximately $1.6 million were transferred into the Plan.

In September 2004, the BR Dewitt Savings & Investment Plan was merged into the Plan. In connection with the merger, net assets totaling approximately $572,000 were transferred into the Plan.

In September 2004, the US Brick Profit Sharing Plan was merged into the Plan. In connection with the merger, net assets totaling approximately $303,000 were transferred into the Plan.

In June 2005, the Wagner Quarries Company Hourly 401(k) Plan was merged into the Plan. In connection with the merger, net assets totaling approximately $312,000 were transferred into the Plan.

4. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31 2005	2004
Managed Income Fund	*	$5,017,027
Fidelity Freedom 2020 Fund	$ 721,657	585,571
Spartan U.S. Equity Index Fund	1,190,703	1,208,290
Fidelity Loan Account	784,079	639,513
Fidelity Dividend Growth	768,307	831,955
Fidelity Mid-Cap Stock	725,820	774,175
MIP II – Class 2	5,803,988	–

* Amount below 5% of Plan assets.

5. Non Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31 2005	December 31 2004
Net assets:		
Hanson Company Stock Fund	$309,480**	$249,614**

	Year ended December 31, 2005
Changes in net assets:	
Contributions	$ 43,743
Earnings and net realized and unrealized depreciation in fair value	79,306
Distributions to participants	(14,059)
Transfers in from participant-directed investments	2,374
Administrative expenses	(1,077)
Exchanges	(50,421)
	$ 59,866

** A portion of this balance is participant directed.

6. Hanson Building Materials America Retirement Savings and Investment Trust Information

The Hanson Building Materials America Retirement Savings and Investment Trust was created in October 1996 for the purpose of investing the pooled assets of various defined contribution plans of Hanson Building Materials America.

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

Basic, supplemental and/or rollover contributions of participants are invested in one or more of the funds established under the Trust as described below:

Hanson Company Stock Fund

This is a common stock fund consisting primarily of Hanson PLC ADSs. When necessary, this Fund will make an interim investment in the Trustee's Short-Term Investment Fund.

Managed Income Fund and Managed Income Portfolio II - Class 2

This fund mainly consisted of Guaranteed Investment Contracts ("GICs"), Bank Investment Contracts ("BICs") and Benefit Responsive GICs through December 31, 2004. The GICs had fully benefit responsive features and were recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals from the contract. The average yield for the investment contracts was 3.99% for the year ended December 31, 2004. The crediting interest rates ranged from 3.91% to 6.90% as of December 31, 2004 and were determined based on the balance and the activity in the account. Selected contracts had crediting interest rate resets on a quarterly or annual basis. There were no limitations on guarantees under the terms of the contracts. No valuation reserves were established to adjust contract amounts since there were no problems with the creditworthiness of the contract issuers. The fair value of the investment contracts recorded at contract value was estimated at approximately $4.0 million at December 31, 2004.

The Managed Income Fund was reallocated to the Managed Income Portfolio II - Class 2 in 2005 since all of the investment contracts in the fund matured in 2004. The remaining investment in this fund in 2005 is the Managed Income Portfolio II - Class 2, which is an open end commingled pool of fixed income securities sponsored by Fidelity Management Trust Company. The Fund is managed to maintain a $1 unit price. The fair value of the fund is $104,741,040 and $102,634,781 at December 31, 2005 and 2004, respectively.

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

BrokerageLink Fund

The BrokerageLink Fund is an individual account with a registered broker-dealer which holds funds eligible to be transferred from the core funds at the direction of the participant in any tradable security subject to the limitations of the Department of Labor Regulations.

Information included in the financial statements and the Trust related to the BrokerageLink Fund represents the aggregation of individual participant accounts and, as a result, the investment results presented are not representative of the results obtained by each participant in the BrokerageLink Fund. Individuals participating in the BrokerageLink Fund should refer to their individual participant account statements for information regarding their own investment performance.

Other Mutual Funds

The following funds listed below are open-end mutual funds managed by Fidelity Investments. These funds may have investments in derivatives. The derivatives may include repurchase agreements, options, forward futures contracts, foreign currency transactions, and forward foreign currency contracts. For detailed information on each Fund's investments and concentrations of credit risk, the Prospectus and Annual Report are available from the Trustee.

Managed Income Portfolio II – Class 2
Fidelity Investments Diversified International Fund
Fidelity Investments Dividend Growth Fund
Fidelity Investments Mid-Cap Stock Fund
Fidelity Investments Freedom Income Fund
Fidelity Investments Freedom 2000 Fund
Fidelity Investments Freedom 2010 Fund
Fidelity Investments Freedom 2020 Fund
Fidelity Investments Freedom 2030 Fund
Fidelity Investments Freedom 2040 Fund
Spartan U.S. Equity Index Fund
Neuberger & Berman Genesis Trust Fund

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

Investments in Hanson PLC ADSs are recorded on the basis of cost, but are stated at fair value. Fair value of investments is determined by quoted market prices on active national securities exchanges with the resulting changes in value being recorded as net appreciation (depreciation) in fair value of investments.

Investments in the mutual funds are stated at fair value. Fair value of these investments is determined each business day by an independent pricing service approved by Fidelity Investments Board of Trustees with the resulting changes in value being recorded as net appreciation (depreciation) in fair value of investments.

Investments in the BrokerageLink Fund are recorded at fair value. Fair value of investments is determined by quoted market prices in an active market, if available. For those securities with no quoted market prices, fair value is estimated by the Plan Trustee. As of December 31, 2005, there are no securities for which the Plan Trustee estimated fair value.

Income and realized and unrealized appreciation or depreciation of investments of the Trust is allocated to the participating plans based on the earnings of the funds in which participant accounts are invested.

The Plan is one of two plans in the Trust and represents an approximate 4% interest in the Trust at December 31, 2005 and 2004, respectively.

Net investments for the Hanson Building Materials America Retirement Savings and Investment Trust are as follows:

	December 31	
	2005	2004
Assets:		
Investments:		
Mutual funds	$243,178,593	$126,504,127
Guaranteed investment contracts	–	106,624,908
Company stock	26,724,019	21,137,311
Total investments	$269,902,612	$254,266,346

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

Net investment gain for the Hanson Building Materials America Master Trust is as follows:

	December 31 2005	December 31 2004
Interest and dividends	$ 6,986,525	$ 7,633,279
Net appreciation in fair value of investments	15,510,755	13,740,084
	$22,497,280	$21,373,363

During 2005 and 2004, the Hanson Building Materials America Retirement Savings and Investment Trust (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value During the Year Ended December 31 2005	2004
Neuberger & Berman Genesis Fund	$ 2,202,727	$ 1,795,781
Hanson Stock Fund	6,515,230	3,922,725
Fidelity Diversified International Fund	1,370,329	1,415,097
Fidelity Dividend Growth Fund	94,117	870,067
Fidelity Mid-Cap Stock Fund	2,638,752	1,394,615
Fidelity Freedom Income Fund	6,996	11,492
Fidelity Freedom 2000 Fund	5,704	22,457
Fidelity Freedom 2010 Fund	121,108	154,201
Fidelity Freedom 2020 Fund	461,525	631,571
Fidelity Freedom 2030 Fund	1,682,953	2,367,091
Sparta U.S. Equity Index Fund	383,803	1,128,406
Fidelity Freedom 2040 Fund	27,511	26,581
	$15,510,755	$13,740,084

7. Related Party Transactions

The Trust purchased or received 22,981 and 19,000 Hanson PLC ADSs, and sold or distributed 25,810 and 38,100 Hanson PLC ADSs during the year ended December 31, 2005 and 2004, respectively. Dividend income from Hanson PLC ADSs was $802,702 and $743,115 for the years ended December 31, 2005 and 2004, respectively.

8. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated July 29, 2002 that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

EIN 54-2133605
Plan # 004

Hanson Building Materials America
Retirement Savings and Investment Plan
for Collectively Bargained Employees

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Rate of Interest, Collateral, Par or Maturity Value	Current Value
Participant loans	Rates ranging from 4.75% to 9.5% with maturity dates up to December 30, 2011	$784,079

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hanson Building Materials America
Retirement Savings and Investment Plan
for Collectively Bargained Employees

Date:	June 29, 2006	By:	/s/ James Guerriero
		Name:	James Guerriero
		Title:	Director of Benefits and Authorized Representative of the Hanson Building Materials America Retirement Plans Committee

Exhibit F-21

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-14024) pertaining to the Hanson Building Materials America Retirement Savings and Investment Plan for Collectively Bargained Employees of our report dated June 26, 2006, with respect to the financial statements of the Hanson Building Materials America Retirement Savings and Investment Plan for Collectively Bargained Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst + Young LLP

MetroPark, New Jersey
June 26, 2006